NR12-02	January 17, 2012

Cardero Receives Loan Repayment
from Trevali Mining Corporation

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces it has received yesterday repayment of the USD 8 million loan originally made to Kria Resources Inc. (“Kria”) (now a wholly owned subsidiary of Trevali Mining Corporation (“Trevali”) on January 14th, 2011.

The Company, Kria and Trevali agreed that the loan, plus interest of USD 645,260, was to be repaid as follows: (i) Kria has paid Cardero USD 5,000,000 in cash; and (ii) the balance of USD 3,645,260 (equivalent to CAD 3,734,569) has been satisfied by Trevali issuing to Cardero 4,149,521 units (“Units”), with each Unit being comprised of one common share of Trevali (“Common Share”) and one-half of one transferrable common share purchase warrant (a “Warrant”), at a deemed price of CAD 0.90 per Unit. Each whole Warrant will entitle the holder thereof to purchase one Common Share (“Warrant Share”) at a price of CAD 1.10 per share until January 16, 2014.

The Common Shares, Warrants and any Warrant Shares issued are subject to a hold period in Canada expiring on May 17, 2012.

Prior to the transactions disclosed herein, Cardero held 11,159,432 common shares of Trevali, representing approximately 7.737% of the issued common shares, plus warrants to acquire an additional 3,253,572 common shares which, if exercised would have resulted in Cardero holding approximately 9.77% of the common shares of Trevali. As a result of the transactions disclosed above, Cardero now holds an aggregate of 15,308,953 common shares of Trevali, representing approximately 10.318% of the issued and outstanding common shares of Trevali, plus warrants to acquire an additional 5,328,332 common shares. Assuming the exercise of these warrants, Cardero would then hold 20,637,285, or approximately 13.42%, of the then issued common shares of Trevali (assuming no other warrant or option exercises). Cardero is not acting jointly or in concert with any other persons or companies in connection with such acquisition or the securities of Trevali. Cardero acquired the securities of Trevali for investment purposes only, and not for the purpose of influencing control or direction over Trevali. Cardero will, however, review its holdings in Trevali from time to time, and may increase or decrease its position as future circumstances dictate.

A copy of the Early Warning Report filed under Part 3 of National Instrument 62-103 with respect to the foregoing acquisition is available upon request to Lawrence W. Talbot, the Vice-President & General Counsel of Cardero, at 604-408-7488

Cardero Resource Corp.	- 2 -	January 17, 2012
NR12-02 – Continued

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO

Contact Information:	Kareen McKinnon, Vice-President Investor Relations
Metallurgical Coal Projects
Direct Tel: 604 638-1428
Nancy Curry, Corporate Communications
Iron Ore Projects
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.